November 7, 2017

VIA EDGAR

Ms. Kim McManus

Senior Counsel

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Industrial Logistics Properties Trust

Draft Registration Statement on Form S-11

Originally Submitted September 25, 2017

CIK No. 0001717307

Dear Ms. McManus:

On behalf of Industrial Logistics Properties Trust (the “Company”), we are hereby responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission in your letter dated October 23, 2017, in connection with the above captioned draft registration statement (the “Draft Registration Statement”). In connection with these responses, we are confidentially submitting via EDGAR a revised draft of the Registration Statement on Form S-11 which amends the Draft Registration Statement (the “Registration Statement”). For the convenience of the Staff, we also sent to you a paper copy of this letter and clean and marked copies of the Registration Statement.

Your numbered comments with respect to the Draft Registration Statement are reproduced below in italicized text. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate. All references to page numbers in the Company’s responses are to the page numbers in the prospectus included as part of the Registration Statement (the “Prospectus”).  Capitalized terms used herein without definition have the meanings given in the Prospectus.

General

1.                                      Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Ms. Kim McManus

November 7, 2017

Response:  The Company has included in the Prospectus the graphics, maps, photographs or other artwork that it plans to use in the Prospectus. If the Company later determines to include any other graphics, maps, photographs or artwork in the Prospectus, the Company will submit copies of the additional items for the Staff’s review prior to including them in any preliminary prospectus distributed to prospective investors.

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: At this time, the Company has not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf. The Company undertakes to provide supplementally to the Staff any such written communications that it determines to present, or authorizes a person to present on the Company’s behalf, to potential investors in connection with the Offering in reliance on Section 5(d) of the Securities Act.

3.                                      Please be advised that in accordance with Item 502(a) of Regulation S-K, you must include the table of contents immediately following the cover page in any prospectus you deliver electronically. If you intend to deliver the prospectus electronically, please relocate the graphics on the page between the cover page and the table of contents.

Response:  In response to the Staff’s comment, the Company has relocated the graphics so that the table of contents immediately follows the cover page of the Prospectus.

4.                                      We note that you were formed to focus on the ownership and leasing of industrial and logistics properties throughout the United States. We further note your disclosure that your portfolio includes “primarily industrial lands in Hawaii” and “industrial and logistics properties in 24 other states.” Please revise your disclosure to explain what a “logistics property” is as compared to an “industrial property.” In addition, and to the extent applicable, please disclose the percentage of industrial versus logistics properties in your portfolio.

Response:  In response to the Staff’s comment, the Company has added disclosure on pages iii, 1 and 46 of the Prospectus.

Prospectus Summary, page 1

5.                                      Please revise your Summary to include an organizational chart that reflects your ownership structure and quantifies the ownership interest Select Income REIT will have.

Response:  In response to the Staff’s comment, the Company has added an organizational chart on pages 12 and 68 of the Prospectus.

Ms. Kim McManus

November 7, 2017

6.                                      We note your disclosure throughout that most of the leases at your Initial Properties are net leases, where the tenant is financially responsible to pay or reimburse you for all, or substantially all, property level operating and maintenance expenses. Under an appropriately captioned heading, please describe how you evaluate and monitor your tenant credit quality.

Response:  In response to the Staff’s comment, the Company has added disclosure on pages 9 and 64 of the Prospectus.

Investment highlights, page 2

7.                                      On page 3 you state that rent resets and new leases following lease expirations at your Hawaii Properties have resulted in an average rent increase of 32.9% above the rent for the same space prior to the rent reset or lease expiration. On page 2 you note that the rental rates reset on your Hawaii Properties “generally every five or ten years.” To provide additional context, please either provide the weighted average growth rate or clarify the average number of years the 32.9% increase in rental rates reflects. Similarly revise the disclosure of your history of rent increases at your Hawaii Properties on pages 9 and 56.

Response:  In response to the Staff’s comment, the Company has added disclosure on pages 3, 9, 51 and 57 of the Prospectus.

Structure and formation of our company, page 10

8.                                      We note your disclosure under this heading and throughout that you will pay or reimburse SIR for the expenses of this Offering, including costs incurred to establish your unsecured revolving credit facility, or collectively, the Transaction Costs. Please revise to disclose the total amount of documented costs and expenses incurred to date on your behalf and the estimate of the total costs you expect to reimburse.

Response:  In response to the Staff’s comment, the Company has added disclosure on pages 11 and 67 of the Prospectus. The Company will further revise disclosure in future filings when the Company is able to estimate the total costs the Company expects to reimburse.

Risk Factors, page 19

9.                                      Please include a risk factor explaining the extent to which the fee-shifting provision in your declaration of trust and bylaws could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

Response:  After further consideration, the Company has determined not to include the fee-shifting provision in the Company’s amended and restated declaration of trust or bylaws and, accordingly, has not added the requested risk factor.

Ms. Kim McManus

November 7, 2017

“The termination of our Management Agreements with RMR may require us to pay a substantial termination fee,” page 30

10.                               We note your disclosure that the terms of your Management Agreements that you will enter into with RMR automatically extend on December 31 of each year so that such terms end on the 20th anniversary of the date of the extension. Please provide an estimate of the termination fee you will owe if you terminate the Management Agreement for convenience or for a performance reason.

Response:  In response to the Staff’s comment, the Company has added disclosure on pages 30 and 99 of the Prospectus.

“We may change our operational, financing and investment policies without shareholder approval,” page 32

11.                               We note your risk factor on page 31 and your disclosure on page 64 that your Board of Trustees may change your acquisition and investment policies at any time without a vote of, or notice to, your shareholders. Please revise to clarify if by “notice” you refer to your intent not to provide notice prior to effecting a change. In this regard, please revise your discussion under the heading “Our Investment Policies” on page 63 to clarify how you intend to notify shareholders of such changes.

Response:  In response to the Staff’s comment, the Company has added disclosure on pages 32 and 65 of the Prospectus.

Distribution Policy, page 40

12.                               Please explain to us how you determined it would be appropriate to include disclosure of estimated FFO in your distribution table. In your response tell us whether management uses FFO as a liquidity measure.

Response:  After further consideration, the Company has determined not to include disclosure of estimated FFO in the Company’s distribution table. Accordingly, the Company has revised the disclosure on pages 40-42 of the Prospectus. As stated elsewhere in the Prospectus, management uses FFO and Normalized FFO as performance measures and not as liquidity measures.

13.                               We note your disclosure in footnote 2 that you have assumed certain lease renewals at your Hawaii Properties based on historical experience. Please tell us whether you intend to use a 3 year historic retention rate to determine this adjustment. In your response, please tell us what your 3 year historic lease retention rate has been at your Hawaii Properties. Additionally, please tell us whether your distribution table will include estimated leasing costs related to new leases and lease renewals.

Response:  The Company intends to use a three year historic retention rate to determine this adjustment, and, in response to the Staff’s comment, the Company has added on page 42 of the Prospectus disclosure regarding the Company’s three year historic lease

Ms. Kim McManus

November 7, 2017

retention rate at the Company’s Hawaii Properties. The Company notes that the distribution table includes estimated leasing costs related to new leases and lease renewals in footnote 6.

Business, page 46

14.                               We note your disclosure on page 28 that RMR will have discretion in determining the properties that will be appropriate investments for you. To the extent applicable, please revise your disclosure to identify the programs and entities that may directly compete with you for investment opportunities. Please also describe, to the extent applicable, how RMR will determine which competing program or entity will be given an investment opportunity.

Response:  In response to the Staff’s comment, the Company has added disclosure on pages 28 and 97 of the Prospectus.

Our Financing Policies, page 66

15.                               We note that you expect to obtain a $750 million secured credit facility prior to the completion of this offering and that upon completion of the offering this secured credit facility will be converted into a $750 million unsecured revolving credit facility. To the extent known, please expand your summary description of certain expected material terms to include collateral requirements (if any) and discuss in greater detail how any financial covenants may restrict your ability to incur additional debt to finance uses in the next 12 months, if applicable.

Response:  In response to the Staff’s comment, the Company has revised the disclosure concerning the credit facility throughout the Prospectus and will further revise disclosure in future filings when additional material terms and covenants of the credit facility are known.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 75

16.                               We note your disclosure on page 73 that during the nine months ended September 30, 2017 you entered lease renewals and new leases that were a to-be-disclosed percentage higher than prior rates for the same space. Please revise to identify the time period covered by the prior rates to which you refer and clarify how you define “same space.” In addition, please address the relative impact of occupancy within same space.

Response:  In response to the Staff’s comment, the Company has added disclosure on page 75 of the Prospectus.

17.                               Please revise to disclose the average effective annual rental per square foot for each of the last five years prior to the date of filing or tell us why you are not required to provide this information. Please refer to Item 15(e) of Form S-11.

Ms. Kim McManus

November 7, 2017

Response:  In response to the Staff’s comment, the Company has added disclosure on page 75 of the Prospectus.  We note that the Company does not believe it is required to provide the information required by Item 15(e) of Form S-11. Item 15(e) of Form S-11 applies to each improved property which is separately described in answer to Item 14 of Form S-11. In accordance with Instruction 2 to Item 14 of Form S-11, the Company has determined that none of its properties is required to be separately described pursuant to Item 14 of Form S-11.

Our Manager, page 96

Management Fees, page 100

18.                               Please revise to provide an example of how the Incentive Fee will be calculated. Please also expand your discussion of the incentive fee on page 94 to explain the nature of the adjustments you may make in determining the amount by which total shareholder return exceeds the total shareholder return of the SNL US REIT Equity Index.

Response:  In response to the Staff’s comment, the Company has added hypothetical examples of incentive fee calculations and expanded discussion of the incentive fee beginning on page 101 of the Prospectus.

Certain Relationships and Related Person Transactions, page 103

19.                               We note your disclosure that SIR contributed your Initial Properties to you. Please revise your disclosure to provide the approximate dollar value of the amount involved in this transaction, including how this value was determined. Please also quantify the approximate dollar value of the shares SIR will retain. Please refer to Item 404(a)(3) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has added disclosure on page 103 of the Prospectus.

Principal Shareholders, page 107

20.                               Footnote 3 states that Barry M. Portnoy and Adam D. Portnoy have determined that they do not beneficially own the shares owned by SIR and that RMR may not act or vote to sell the shares without authorization of the board of trustees of SIR, which is comprised of five trustees. We note that Barry M. Portnoy and Adam D. Portnoy are two of the five trustees of SIR. Please identify the natural persons who exercise voting and dispositive power over the shares held by Select Income REIT or clarify that Barry and Adam Portnoy are two of the five trustees of SIR.

Response:  In response to the Staff’s comment, the Company has added disclosure to page 107 of the Prospectus.

Ms. Kim McManus

November 7, 2017

Material provisions of Maryland law and of our declaration of trust and bylaws, page 110

Shareholder liability, page 117

21.                               We note that your declaration of trust and bylaws include a provision that appears to provide for fee-shifting in connection with actions by or against you in which the shareholder is not the prevailing party. Please expand your disclosure to identify the types of actions subject to fee-shifting, including whether the company intends to apply the provision to claims under the federal securities laws. Describe the level of recovery required by the plaintiff to avoid payment. Last, please explain who is subject to the provision (e.g., former and current shareholders) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

Response:  After further consideration, the Company has determined not to include the fee-shifting provision in the Company’s amended and restated declaration of trust or bylaws. Accordingly, the Company has revised the disclosure on page 117 of the Prospectus.

Underwriting, page 151

22.                               When the full syndication has been determined, please revise to identify each underwriter that has a material relationship with you or your affiliates and state the nature of the relationship.

Response:  In response to the Staff’s comment, the Company will add disclosure in future filings when the full syndication has been determined.

Introduction to Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

23.                               We note your disclosure stating that you expect to obtain a secured credit facility. Please tell us whether you have a firm commitment from a lender with respect to this facility. Additionally, to the extent known, please revise your disclosure to include a discussion of the terms of the facility.

Response:  While the Company has a preliminary term sheet for the credit facility, the Company has not yet obtained a firm commitment from a lender with respect to the credit facility. In response to the Staff’s comment, the Company has revised the disclosure concerning the credit facility throughout the Prospectus and will further revise the disclosure when a firm commitment has been obtained and additional terms of the credit facility are known.

24.                               Please revise your disclosure to include a discussion of how you plan to account for the formation transaction.

Response:  In response to the Staff’s comment, the Company has added disclosure on page F-7 of the Prospectus.

Ms. Kim McManus

November 7, 2017

Financial Statements

Notes to Consolidated Financial Statements

Note 4. Tenant and geographic concentration and segment information, page F-23

25.                               Please address the following with respect to your segment disclosure:

•                  Please tell us how you have defined your operating segments in accordance with ASC Topic 280-50-1.

•                  Please provide us with a schedule of the amount of tenant reimbursements, real estate taxes and other operating expenses that are related to your Hawaii Properties and those that are related to your Mainland Properties

•                  Given that it appears your rental revenue is generated from different property types (e.g. leases solely for land and leases for land and buildings), please tell us how you have considered the guidance in ASC Topic 280-10-50-40 in preparing your segment disclosure.

Response:  The Company has determined, based on the criteria in Financial Accounting Standards Board Accounting Standards Codification 280-10-50-1, Segment Reporting, or ASC Topic 280-10-50-1, that each of our properties is a separate operating segment because: (1) each property engages in business activities from which we earn revenue and expenses; (2) discrete financial information is available for each property; and (3) the NOI of each property is regularly reviewed by the Company’s chief operating decision maker and other senior management to assess performance and make decisions about resource allocations. The Company has no segment managers. Based on the criteria in ASC Topic 280-10-50-11, the Company has aggregated its operating segments into one reportable segment. In determining to aggregate the Company’s operating segments, the Company considered that the Company invests in real estate properties which are leased to tenants under long term leases that operate under the same processes. Although the Company’s properties include different types of real estate (i.e., lands versus lands and buildings combined) and are leased to a diverse tenant (customer) base operating in many industries and locations, the methods used to lease, manage, monitor and measure performance are similar, regardless of location, type of real estate or type of tenant.

Under the leases for the Company’s properties, the tenant is generally financially responsible to pay or reimburse the Company for all, or substantially all, property operating and maintenance expense. The following represents the amount of tenant reimbursements, real estate taxes, other operating expenses and NOI that are related to the Company’s Hawaii Properties and Mainland Properties:

	Year ended December 31, 2016			Year ended December 31, 2015
	Hawaii	Mainland	Total	Hawaii	Mainland	Total
Rental income	$76,131	$56,387	$132,518	$75,395	$52,907	$128,302
Tenant reimbursements and other income	15,028	5,764	20,792	14,315	5,274	19,589
Real estate taxes	(13,916)	(3,288)	(17,204)	(13,219)	(3,097)	(16,316)
Other operating expenses	(6,066)	(4,792)	(10,858)	(4,552)	(4,056)	(8,608)
NOI	$71,177	$54,071	$125,248	$71,939	$51,028	$122,967

Ms. Kim McManus

November 7, 2017

The Company considered the guidance in ASC Topic 280-10-50-40 and determined that because, as noted in its assessment of ASC Topic 280-10-50-11 above, the Company’s real properties are economically similar, they represent a single group of similar products and no additional disclosure is required.

Item 33. Recent Sales of Unregistered Equity Securities, page II-1

26.                               We note your disclosure that you issued 1,000 shares to SIR in connection with your formation and that you also distributed to SIR a to-be-disclosed number of shares on a to-be-disclosed date. Please revise to disclose the date that you issued 1,000 shares to SIR. In addition, as to any securities sold otherwise than for cash, please revise to state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. Please refer to Item 701(c) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has added disclosure to page II-1 of the Prospectus.

*              *              *              *              *

Please call me at (617) 338-2979 if you have any questions or require additional information.

Sincerely,

/s/ Howard E. Berkenblit
Howard E. Berkenblit

cc:                                Sandra B. Hunter, Staff Attorney

United States Securities and Exchange Commission

John C. Popeo, President and Chief Operating Officer

Industrial Logistics Properties Trust